July 15, 2009

Mr. Russell Burke
Chief Financial Officer
Mandalay Media, Inc.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067


**Re:**    Mandalay Media, Inc.
           File No. 000-10039


Dear Mr. Burke:

As more fully described in your letter dated July 10, 2009, which you submitted in response to comments received from the staff of the Division of Corporation Finance, you request that the Division's staff not object to Mandalay Media, Inc. management's conclusion that Twistbox Entertainment, Inc. is not a predecessor of Mandalay Media, Inc.  You note that Mandalay Media acquired Twistbox on February 12, 2008.

We have considered the analysis provided in your letter and do not believe it provides a sufficient basis to grant your request.  Prior to its acquisition of Twistbox, Mandalay Media describes itself as "… a public shell company with no operations …" [See page 5 of Item 2.01 of Form 8-K filed on February 12, 2008] and notes that "[t]he company was inactive from January 26, 2005 through its merger with Twistbox Entertainment, Inc. February 12, 2008 …" (see page 40 of 2007 Form 10-KSB).  In these circumstances, we believe Twistbox meets the definition of predecessor in Rule 405 of Regulation C notwithstanding Mandalay Media management's conclusion that Mandalay Media was the accounting acquirer in its acquisition of Twistbox.

As a predecessor, Twistbox's financial statements should have been presented in Mandalay Media's filings for periods including and subsequent to the acquisition date that include a requirement to present Mandalay Media's financial statements for periods prior to the acquisition date.  In addition, Twistbox's interim period from January 1, 2008 to February 12, 2008 should have been presented and audited when Mandalay Media's audited annual financial statements for the period that includes the acquisition date are presented.

Applied to your facts and circumstances, it appears that the following filings require amendment:

      1.  Mandalay Media's Form 10-KT for the transition period from January 1, 2008 to March 31, 2008 should be amended to add Twistbox's audited

        financial statements for the period from January 1, 2008 to February 12, 2008 unless Mandalay Media's management appropriately concludes that such financial statements are not material.

2. Mandalay Media's Form 10-Q for the quarter ended June 30, 2008 should be amended to add Twistbox's unaudited interim financial statements for the three months ended June 30, 2007.
3. Mandalay Media's Form 10-Q for the quarter ended September 30, 2008 should be amended to add Twistbox's unaudited interim financial statements for the three and six months ended September 30, 2007.
4. Mandalay Media's Form 10-Q for the quarter ended December 31, 2008 should be amended to add Twistbox's unaudited interim financial statements for the three and nine months ended December 31, 2007.
5. Mandalay Media's Form 10-K for the year ended March 31, 2009 should be amended to add Twistbox's audited financial statements for the period from April 1, 2007 through February 12, 2008.
6. Mandalay Media's Item 2.01 Form 8-K reporting Mandalay Media's acquisition of Twistbox should be amended to add Twistbox's unaudited interim financial statements for the nine months ended December 31, 2007 and 2006 since February 12, 2008 is 135 days after September 30, 2007. See Rule 8-08 of Regulation S-X.

The effect of the amendments to the periodic reports (i.e. Forms 10-K, 10-KT and 10-Q) is that those reports will include historical financial statements of both Mandalay Media and Twistbox. Further, because your July 10, 2009 letter stemmed from staff comment, you should file it on EDGAR.

If you have any questions concerning this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant